Exhibit 99.1

Immunocore announces clinical trial collaboration with Sanofi to evaluate Sanofi’s product candidate SAR444245, non-alpha IL-2, in combination with KIMMTRAK® in patients with metastatic cutaneous melanoma

Sanofi will evaluate KIMMTRAK in combination with SAR444245 as part of its ongoing Phase 1 study in advanced unresectable or metastatic skin cancers

SAR444245, a precisely PEGYlated engineered version of IL-2 built on Sanofi’s Synthorin™ technology platform, is engineered to selectively expand tumor-killing T effector cells and NK cells without alpha-mediated immunosuppressive effects of regulatory T cells

KIMMTRAK, gp100 x CD3 ImmTAC bispecific protein, approved in metastatic uveal melanoma and demonstrated promising survival data in metastatic cutaneous melanoma

(OXFORDSHIRE, England & CONSHOHOCKEN, Penn. & ROCKVILLE, Md., 3 June 2022) Immunocore Holdings Plc (Nasdaq: IMCR) (“Immunocore” or the “Company”), a commercial-stage biotechnology company pioneering the development of a novel class of T cell receptor (TCR) bispecific immunotherapies designed to treat a broad range of diseases, including cancer, infection and autoimmune disease, today announced it has entered into a clinical trial collaboration and supply agreement with Sanofi.

Under the agreement, Sanofi will evaluate its precisely PEGylated, engineered version of IL-2, SAR444245, in combination with KIMMTRAK, Immunocore’s novel bispecific protein targeting gp100, in HLA-A*02:01 positive patients with advanced unresectable or metastatic skin cancers as part of Sanofi’s ongoing Phase 1/2 study.

Under the terms of the agreement, Sanofi will be responsible for clinical development and will assume all costs associated with the study, other than expenses related to the manufacturing and supply of KIMMTRAK for which Immunocore is responsible.

SAR444245 (formerly known as THOR-707), Sanofi’s product candidate, is a differentiated IL-2 engineered for specificity and selectivity towards CD8+ T cells and Natural Killer (NK) cells. The molecule has a single, targeted PEG-moiety irreversibly linked to a novel amino acid inserted at a precise location. This characteristic prevents SAR444245 from binding to CD25 (alpha-subunit) while preferentially binding to the beta/gamma IL-2 receptor subunits. Beta/gamma IL-2 receptor engagement has tuned IL-2 specificity for the robust proliferation of T-effector and NK cells, avoiding expansion of T-regulatory cells or eosinophils.

John Reed, MD, PhD, Executive Vice President and Global Head of R&D of Sanofi, said: “We are excited to embark on this collaboration with Immunocore. The strong scientific rationale makes it compelling to investigate Immunocore’s KIMMTRAK, the first approved TCR therapeutic for a solid tumor, in combination with our engineered lymphokine, SAR444245. While we are actively studying SAR444245 as monotherapy and in combination with anti-PD-1 class checkpoint inhibitors and with approved immuno-competent monoclonal antibodies, the collaboration with Immunocore represents Sanofi’s first exploration of combining SAR444245 with a T cell engager. We are therefore very eager to explore this high potential combination in our ongoing multi-arm Phase 1/2 clinical study.”

Immunocore Holdings plc, 92 Park Drive, Milton Park, Abingdon, Oxon, OX14 4RY, UK T: +44 (0)1235 438600 | www.immunocore.com Registered in England no: 6456207 | VAT No. GB 939 6694 55

David Berman, MD, PhD, Head of Research and Development at Immunocore, said: “Immunocore has demonstrated that in vitro, IL-2 can enhance the activity of the ImmTAC platform, particularly in the context of tumor-associated inhibitory macrophages, and that metastatic uveal melanoma (mUM) patients with higher expression of IL2-beta and gamma, but not alpha, receptor have better overall survival (OS) on KIMMTRAK (presented at SITC 2021). We are pleased that Sanofi will test this hypothesis in their clinical trial in patients with metastatic cutaneous melanoma (mCM), a population with significant unmet medical need.”

In January 2022 and April 2022, the United States Food and Drug Administration (FDA) and the European Commission (EC), respectively, approved KIMMTRAK® (tebentafusp) for the treatment of HLA-A*02:01-positive adult patients with unresectable or metastatic uveal melanoma (mUM). Immunocore is currently planning a randomized study of KIMMTRAK with or without anti-PD1 therapy in patients with metastatic melanoma and anticipates initiating the trial in the fourth quarter of 2022.

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About KIMMTRAK®
KIMMTRAK is a novel bispecific protein comprised of a soluble T cell receptor fused to an anti-CD3 immune-effector function. KIMMTRAK specifically targets gp100, a lineage antigen expressed in melanocytes and melanoma. This is the first molecule developed using Immunocore’s ImmTAC technology platform designed to redirect and activate T cells to recognize and kill tumor cells. KIMMTRAK has been granted Breakthrough Therapy Designation, Fast Track designation and orphan drug designation by the FDA in the United States, Accelerated Assessment by the EMA, and Promising Innovative Medicine (PIM) designation under the UK Early Access to Medicines Scheme for metastatic uveal melanoma.

IMPORTANT SAFETY INFORMATION

Cytokine Release Syndrome (CRS), which may be serious or life-threatening, occurred in patients receiving KIMMTRAK. Monitor for at least 16 hours following first three infusions and then as clinically indicated. Manifestations of CRS may include fever, hypotension, hypoxia, chills, nausea, vomiting, rash, elevated transaminases, fatigue, and headache. CRS occurred in 89% of patients who received KIMMTRAK with 0.8% being grade 3 or 4. Ensure immediate access to medications and resuscitative equipment to manage CRS. Ensure patients are euvolemic prior to initiating the infusions. Closely monitor patients for signs or symptoms of CRS following infusions of KIMMTRAK. Monitor fluid status, vital signs, and oxygenation level and provide appropriate therapy. Withhold or discontinue KIMMTRAK depending on persistence and severity of CRS.

Skin Reactions

Skin reactions, including rash, pruritus, and cutaneous edema occurred in 91% of patients treated with KIMMTRAK. Monitor patients for skin reactions. If skin reactions occur, treat with antihistamine and topical or systemic steroids based on persistence and severity of symptoms. Withhold or permanently discontinue KIMMTRAK depending on the severity of skin reactions.

Elevated Liver Enzymes

Elevations in liver enzymes occurred in 65% of patients treated with KIMMTRAK. Monitor alanine aminotransferase (ALT), aspartate aminotransferase (AST), and total blood bilirubin prior to the start of and during treatment with KIMMTRAK. Withhold KIMMTRAK according to severity.

Embryo-Fetal Toxicity

KIMMTRAK may cause fetal harm. Advise pregnant patients of potential risk to the fetus and patients of reproductive potential to use effective contraception during treatment with KIMMTRAK and 1 week after the last dose.

The most common adverse reactions (≥30%) in patients who received KIMMTRAK were cytokine release syndrome, rash, pyrexia, pruritus, fatigue, nausea, chills, abdominal pain, edema, hypotension, dry skin, headache, and vomiting. The most common (≥50%) laboratory abnormalities were decreased lymphocyte count, increased creatinine, increased glucose, increased AST, increased ALT, decreased hemoglobin, and decreased phosphate.

Please see full Prescribing Information, including BOXED WARNING for CRS.

About KIMMTRAKConnect
Immunocore is committed to helping patients who need KIMMTRAK obtain access via our KIMMTRAKConnect program. The program provides services with dedicated nurse case managers who provide personalized support, including educational resources, financial assistance, and site of care coordination. To learn more, visit KIMMTRAKConnect.com or call 844-775-2273.

About ImmTAC® Molecules
Immunocore’s proprietary T cell receptor (TCR) technology generates a novel class of bispecific biologics called ImmTAC (Immune mobilizing monoclonal TCRs Against Cancer) molecules that are designed to redirect the immune system to recognize and kill cancerous cells. ImmTAC molecules are soluble TCRs engineered to recognize intracellular cancer antigens with ultra-high affinity and selectively kill these cancer cells via an anti-CD3 immune-activating effector function. Based on the demonstrated mechanism of T cell infiltration into human tumors, the ImmTAC mechanism of action holds the potential to treat hematologic and solid tumors, regardless of mutational burden or immune infiltration, including immune “cold” low mutation rate tumors.

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About Immunocore

Immunocore is a commercial-stage biotechnology company pioneering the development of a novel class of TCR bispecific immunotherapies called ImmTAX – Immune mobilizing monoclonal TCRs Against X disease – designed to treat a broad range of diseases, including cancer, autoimmune, and infectious disease. Leveraging its proprietary, flexible, off-the-shelf ImmTAX platform, Immunocore is developing a deep pipeline in multiple therapeutic areas, including five clinical stage programs in oncology and infectious disease, advanced pre-clinical programs in autoimmune disease and multiple earlier pre-clinical programs. Immunocore’s most advanced oncology TCR therapeutic, KIMMTRAK (tebentafusp-tebn), has been approved by the U.S. FDA for the treatment of HLA-A*02:01-positive adult patients with unresectable or metastatic uveal melanoma (mUM) having demonstrated an overall survival benefit in a randomized Phase 3 clinical trial in metastatic uveal melanoma, a cancer that has historically proven to be insensitive to other immunotherapies.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release are forward-looking statements. These statements include, but are not limited to, statements regarding: the therapeutic potential of KIMMTRAK to be an effective treatment for patients with metastatic uveal melanoma (mUM) and metastatic cutaneous melanoma (mCM); the expected clinical benefits of KIMMTRAK including extended overall survival benefit; the value proposition of KIMMTRAK in mUM and mCM and benefit as an orphan indication including expectations regarding the potential market size opportunity; expectations regarding the ability to successfully collaborate with Sanofi; Sanofi’s and the Company’s ability to meet their respective obligations under the collaboration and supply agreement; the potential therapeutic benefit of the combination of KIMMTRAK and IL-2; and future research plans of KIMMTRAK, including the anticipated timing of its randomized study of KIMMTRAK with or without anti-PD1 therapy in patients with metastatic melanoma. Any forward-looking statements are based on management’s current expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements, many of which are beyond the Company’s control. These risks and uncertainties include, but are not limited to, the impact of the ongoing COVID-19 pandemic and the Omicron variant on the Company’s business, strategy clinical trials and financial position; Immunocore’s ability to maintain regulatory approval of KIMMTRAK; its ability to execute its commercialization strategy for KIMMTRAK; its ability to develop, manufacture and commercialize its other product candidates including plans for future development of tebentafusp and other product candidates, including the timing or likelihood of expansion into additional markets or geographies; commercial supply of KIMMTRAK or any future approved products, and launching, marketing and selling of KIMMTRAK or any future approved products; Immunocore’s ability and plans in continuing to establish and expand a commercial infrastructure and to successfully launch, market and sell KIMMTRAK in the United States, European Union and other territories; actions of regulatory agencies, which may affect the initiation, timing and progress of clinical trials or future regulatory approval; Immunocore’s ability to obtain, maintain and enforce intellectual property protection for KIMMTRAK or any product candidates it is developing; unexpected safety or efficacy data observed during preclinical studies or clinical trials; clinical trial site activation or enrollment rates that are lower than expected; changes in expected or existing competition; Immunocore’s ability to obtain, maintain and enforce intellectual property protection for KIMMTRAK or any product candidates it is developing; and the success of Immunocore’s current and future collaborations, partnerships or licensing arrangements. These and other risks and uncertainties are described in greater detail in the section titled "Risk Factors" in Immunocore’s filings with the Securities and Exchange Commission, including Immunocore’s most recent Annual Report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission on March 3, 2022, as well as discussions of potential risks, uncertainties, and other important factors in the Company’s subsequent filings with the Securities and Exchange Commission. All information in this press release is as of the date of the release, and the Company undertakes no duty to update this information, except as required by law.

CONTACT:

Immunocore
Debra Nielsen, Head of Communications
T: +1 (610) 368-8602
E: debra.nielsen@immunocore.com
Follow on Twitter: @Immunocore

Consilium Strategic Communications (corporate and financial)
Mary-Jane Elliott/ Chris Welsh/Jessica Hodgson
T: +44 (0)203 709 5700
E: Immunocore@consilium-comms.com

Investor Relations
Clayton Robertson, Head of Investor Relations
T: +1 215-384-4781
E: ir@immunocore.com